

Mail Stop 4631

September 20, 2017

<u>Via E-mail</u>
Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
One Lacey Place
Southport, CT 06890

> **Re: Sturm, Ruger & Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 1-10435**

Dear Mr. Dineen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ W. John Cash

      W. John Cash
      Accounting Branch Chief
      Office of Manufacturing and
      Construction